                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. ___)

                         Shelbourne Properties II, Inc.
                         ------------------------------
                       (Name of Subject Company (Issuer))

                               HX Investors, L.P.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    821374105
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael L. Ashner
                               HX Investors, L.P.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                  516-822-0022

  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                 Justin P. Klein
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-864-8606

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
        Transaction valuation                     Amount of Filing Fee
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: ____________________

         Form or Registration No.: ____________________

         Filing Party: ____________________

         Date Filed: ____________________

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*



                         SHELBOURNE PROPERTIES II, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    821374105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                MICHAEL L. ASHNER
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 822-0022

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




                                  JULY 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------
CUSIP No.   821374105
---------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
--------- -------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) [ ]
                                                                                                                           (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          N/A
--------- --------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------- --------------------------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------- ---------- ---------------------------------------------------------------------------------------------------
     NUMBER OF                   SOLE VOTING POWER
                      7
       SHARES                    100,750 shares (1)

    BENEFICIALLY      ---------- --------------------------------------------------------------------------------------------------

      OWNED BY        8          SHARED VOTING POWER

        EACH          ---------- --------------------------------------------------------------------------------------------------

     REPORTING                   SOLE DISPOSITIVE POWER
                      9
       PERSON                    100,750 shares (1)
                      ---------- --------------------------------------------------------------------------------------------------
        WITH
                      10         SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100,750 shares (1)
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.26%
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
--------- --------------------------------------------------------------------------------------------------------------------------

(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------

CUSIP No.   821374105
----------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
--------- -------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                          (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
           OO
--------- -------------------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -------------------------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
--------------------- ---------- --------------------------------------------------------------------------------------------------

     NUMBER OF                   SOLE VOTING POWER
                      7
       SHARES                    100,750 shares

    BENEFICIALLY      ---------- --------------------------------------------------------------------------------------------------

      OWNED BY
                      8          SHARED VOTING POWER
        EACH
                      ---------- --------------------------------------------------------------------------------------------------
     REPORTING
                                 SOLE DISPOSITIVE POWER
       PERSON         9
                                 100,750 shares
        WITH          ---------- --------------------------------------------------------------------------------------------------

                      10         SHARED DISPOSITIVE POWER

--------- -------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100,750 shares
--------- -------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- -------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.26%
--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
--------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 10 amends certain information contained in the Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties II, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 14, 2002, as further amended by Amendment No. 2 thereto filed on March 26, 2002, as further amended by Amendment No. 3 thereto filed on March 27, 2002, as further amended by Amendment No. 4 thereto filed on April 8, 2002, and as further amended by Amendment No. 5 thereto filed on April 19, 2002, as further amended by Amendment No. 6 thereto filed on April 30, 2002, as further amended by Amendment No. 7 thereto filed on May 16, 2002, as further amended by Amendment No. 8 thereto filed on May 22, 2002, as further amended by Amendment No. 9 thereto filed on June 17, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used to purchase the additional 6,271 shares of Common Stock held by HX was $338,184. The source of funds used to purchase such shares was capital contributions from partners of HX.


Item 4. Purpose of Transaction.

     On July 1, 2002, HX and the Company, Shelbourne Properties I, Inc. and Shelbourne Properties III, Inc. (the "Shelbourne Companies") entered into settlement agreement pursuant to which the action brought by HX together with a number of other stockholders of the Company and the other Shelbourne Companies was settled. As part of the settlement, HX or an affiliate will conduct tender offers for up to 30% of the Company's common stock at a price of $62.00 per share. In addition, HX will commence similar tender offers for shares of the common stock of the other Shelbourne Companies. The tender offers are expected to commence on or before July 12, 2002, following the filing of required tender offer documents with the Securities and Exchange Commission. The closings of the tender offers are subject to several conditions, including without limitation the absence of litigation, absence of a material breach by the companies and absence of a material adverse effect on the financial condition or results of operations of the companies.

     Also as part of the settlement, the board of directors of each of the Shelbourne Companies will be increased to six members, with two directors being designated by HX and four directors being independent directors proposed by HX. The annual meetings of stockholders of each of the companies are expected to be held on September 9, 2002, as previously announced.

     HX and the Shelbourne Companies have agreed to take certain steps to establish improved corporate governance for each of the Shelbourne Companies as more fully set forth in the Settlement Agreement and Stockholders Agreement annexed hereto as Exhibits. In addition, the board of directors has approved a plan of liquidation and has agreed to submit such plans to the stockholders for approval. HX has agreed to vote all of its shares of common stock in the companies in favor of the proposed plan of liquidation.

     The parties to the settlement also agreed to release each other from all claims brought in the action or relating to the subject matter of the action.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 894,792 shares of Common Stock outstanding which represents the number of shares reported outstanding in the Company's most recently filed Quarterly Report on Form 10-Q.

     As of the close of business on July 1, 2002:

          (i) HX owns 100,750 shares which constitute approximately 11.26% of the shares of Common Stock outstanding.

          (ii) Michael L. Ashner owns no shares of Common Stock directly. As the sole shareholder and director of Exeter, the sole general partner of HX, Mr. Ashner may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of all 100,750 shares owned by HX. Such shares constitute approximately 11.26% of the shares of Common Stock outstanding.

     (b) Mr. Ashner has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by HX.

     (c) Set forth on Schedule 1 hereto is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons.


Item 7. Material to be Filed as Exhibits.

        Exhibit 5: Settlement Agreement and Mutual Release, dated July 1, 2002, among HX Investors, L.P., Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc.,

        Exhibit 6: Stock Purchase Agreement, dated July 1, 2002, among HX Investors, L.P., Exeter Capital Corporation and Shelbourne Properties II, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2002

                                        HX INVESTORS L.P.

                                        By:  Exeter Capital Corporation
                                             General Partner

                                        By:  /s/ Michael L. Ashner
                                           ----------------------------------
                                             Michael L. Ashner, President



                                             /s/ Michael L. Ashner
                                           ----------------------------------
                                                 Michael L. Ashner

                                   SCHEDULE 1


         Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons. Except as otherwise indicated, all such transactions were purchases effected by HX on the open market.

         DATE                      NUMBER OF SHARES           PRICE PER SHARE
         ----                      ----------------           ---------------
         5/08/02                           100                     $52.50
         5/15/02 (a)                    12,592                     $52.10
         5/28/2002                         500                     $52.84
         6/4/2002                          100                     $53.75
         6/6/2002                          500                     $54.00
         6/11/2002                         100                     $54.00
         6/12/2002                       3,200                     $53.99
         6/14/2002                       5,823                     $53.87
         6/17/2002                        2800                     $54.00
         6/20/2002                         500                     $54.00
         6/24/2002                         571                     $54.00
         6/25/2002                         100                     $54.00
         6/26/2002                        1800                     $53.75
         6/28/2002                         500                     $54.00




(a)  Acquired through privately negotiated transaction.